Exhibit (C)(3)

CONFIDENTIAL – PRELIMINARY DRAFT                Project Gold    Presentation to the Goldfinch Special Committee (PART 2)    Strictly Private and Confidential Goldman Sachs & Co. LLC    November 15, 2017

Disclaimer     CONFIDENTIAL – PRELIMINARY DRAFT    These materials have been prepared and are provided by Goldman Sachs on a confidential basis solely for the information and assistance of the special committee of the Board of Directors (the “Special Committee”) of Goldfinch (the “Company”) in connection with its consideration of the matters referred to herein. These materials and Goldman Sachs’ presentation relating to these materials (the “Confidential Information”) may not be disclosed to any third party or circulated or referred to publicly or used for or relied upon for any other purpose without the prior written consent of Goldman Sachs. The Confidential Information was not prepared with a view to public disclosure or to conform to any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and Goldman Sachs does not take any responsibility for the use of the Confidential Information by persons other than those set forth above. Notwithstanding anything in this Confidential Information to the contrary, the Company may disclose to any person the US federal income and state income tax treatment and tax structure of any transaction described herein and all materials of any kind (including tax opinions and other tax analyses) that are provided to the Company relating to such tax treatment and tax structure, without Goldman Sachs imposing any limitation of any kind. The Confidential Information has been prepared by the Investment Banking Division of Goldman Sachs and is not a product of its research department. 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The Confidential Information does not address the underlying business decision of the Company to engage in any transaction, or the relative merits of any transaction or strategic alternative referred to herein as compared to any other transaction or alternative that may be available to the Company. The Confidential Information is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of such Confidential Information and Goldman Sachs assumes no responsibility for updating or revising the Confidential Information based on circumstances, developments or events occurring after such date. The Confidential Information does not constitute any opinion, nor does the Confidential Information constitute a recommendation to the Special Committee, any security holder of the Company or any other person as to how to vote or act with respect to any transaction or any other matter. The Confidential Information, including this disclaimer, is subject to, and governed by, any written agreement between the Company, the Board and/or any committee thereof, on the one hand, and Goldman Sachs, on the other hand.    1

Today’s Discussion Topics (Part 2)    CONFIDENTIAL – PRELIMINARY DRAFT    IIII. Negotiating Dynamics in Precedent Transactions    IIIV. Potential Next Steps    — Potential Alternatives for Goldfinch    — Potential Responses to Blue Jay                2

CONFIDENTIAL – PRELIMINARY DRAFT                III. Negotiating Dynamics in Precedent Transactions                3

Premia in Precedent Situations with Significant Shareholders    CONFIDENTIAL – PRELIMINARY DRAFT    The average total increase in offer price from initial offer price to final offer is 7.2%. Though the majority of deals did not have such a “bump” of those deals where there was a bump there were an average of 1.6 bumps                Criteria ï® US targets ï® 2005 to Present    ï® Acquiror ownership of Target >15%, <50%    ï® Completed or pending transactions    ï® 36 transactions in total    Average Premia    Average Premium of Initial Offer¹ 23.0 %                Average Total Increase in Offer Price 7.2 %                Average Premium of Final Offer¹ 31.3 %                Number of Deals with Bumps 14 / 36                Average No. of Price Bumps for Deals with Bumps 1.6                Source: Thomson Reuters ¹ Premium calculations are determined using the offer price relative to the undisturbed price (T-1).    Negotiating Dynamics in Precedent Transactions 4

Goldman Sachs INVESTMENT BANKING DIVISION

Case Study: BPY's Acquisition of BPO

CONFIDENTIAL – PRELIMINARY DRAFT

BPY Increased its Cash Offer for BPO Once by 5.1% ($19.34 to $20.34)


$21
$20
$19
$18
$17
$16
Sep-2013
Oct-2013
Nov-2013
Jan-2014
Feb-2014
Apr-2014
May-2014
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30-Sep-2013: BPY publicly offered to acquire BPO via tender offer for 1 BPY unit or $19.34 in cash per BPO share, pro rated at 67% stock / 33% cash. BPO given advance notice of intention, but no details of offer
Sep-Dec 2013: BPO conducted due diligence on BPY; negotiated for increase to consideration
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19-Dec-2013: BPY offered to increase cash offer to $20.34; no change to stock offer or % cash / % stock mix
20-Dec-2013: BPY and BPO announced definitive agreement at 1 BPY unit or $20.34 in cash per BPO share
1-Apr-2014: BPY completed tender offer
9-Jun-2014: BPY acquired the remaining 7.5% of BPO shares via a plan of arrangement
Public announcement

1 Initial Offer on 30-Sep-2013

- $19.34 cash / 1 BPY unit per share
  - 15% premium to last close (NYSE)
  - 17% premium over 1-month VWAP of $16.51
  - 16% premium to 3-month VWAP of $16.67
  - 6% discount to IFRS book value per share
  - BPY was a 51% shareholder prior to the transaction

2 Revised Offer on 20-Dec-2013

- $20.34 cash / 1 BPY unit per share
  - **5.1% "bump" over initial cash offer**
  - 23% premium over 1-month VWAP of $16.51
  - 22% premium to 3-month VWAP of $16.67
  - 1% discount to IFRS book value per share

Source: Bloomberg, Company filings

Negotiating Dynamics in Precedent Transactions 5

Goldman Sachs
INVESTMENT BANKING DIVISION

Case Study: BPY's Acquisition of RSE

CONFIDENTIAL – PRELIMINARY DRAFT

BPY Increased its Offer for RSE Twice for a Total Bump of 7.4% ($17.00 to $18.25)


19-Jan-2016: BPY and RSE announced the offer
7-Feb-2016: RSE informed BPY it intended to reject the offer
25-Feb-2016: BPY and RSE announced definitive agreement for $18.25 cash per share in cash; transaction subject to majority of the minority vote
$19
$18
$17
$16
$15
$14
$13
3
9-Feb-2016: BPY made 'best and final' offer of $18.25 ; RSE countered with $18.50; RSE agreed to $18.25
6-Jul-2016: Transaction closed
18-Jan-2016: BPY signed standstill until 4-Mar
2
8-Feb-2016: BPY increased offer by 4% to $17.75 in cash
1
16-Jan-2016: BPY offered to acquire RSE for $17.00 cash per share
Public announcement
Jan-2016
Feb-2016
Mar-2016
Apr-2016
May-2016
Jun-2016
Jul-2016

1 Initial Offer (16-Jan-2016)

- $17.00 per ordinary share in cash
  - 26% premium to last close
  - 19% premium over 1-month VWAP of $14.29
  - BPY was a 33% shareholder prior to the transaction
  - Transaction not subject to any financing contingencies and not subject to any due diligence

2 First Bump (8-Feb-2016)

- $17.75 per ordinary share in cash
  - **4.4% "bump" over initial offer**
  - 32% premium to undisturbed price
  - 24% premium over 1-month VWAP of $14.29

3 Definitive Agreement (25-Feb-2016)

- $18.25 per ordinary share in cash
  - **7.4% "bump" over initial offer**
  - 35% premium to undisturbed price
  - 28% premium over 1-month VWAP of $14.29

Source: Bloomberg, Company filings

Negotiating Dynamics in Precedent Transactions
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CONFIDENTIAL – PRELIMINARY DRAFT                IV. Potential Next Steps                7

Immediate Next Steps    CONFIDENTIAL – PRELIMINARY DRAFT    I    II    III                IV                 V                VI    VII    Complete the Team    Engage Key Stakeholders and Prepare for Market Reactions    Conduct Thorough Review                Initial Financial Analysis                Prepare to Respond                Consider Reverse Due Diligence Requirements, If Necessary    Maintain Appropriate Dialogue and Control    ïƒ¼ Legal Advisor ïƒ¼ Financial Advisor ï® Public Relations Firm ï® Establish lines of communication and enforce confidentiality ï® Engagement with shareholders ï® Monitor news media and other key inputs ï® Thoughtful review of alternatives to sale and other potential bidders ï® Assess “is now the right time to sell?” ï® Market and shareholder issues ï® Process timetable ï® Confirm appropriate standalone business plan for financial analysis ï® Initial financial analysis of standalone Goldfinch ï® Analysis of other strategic alternatives ï® Ability to pay analysis for other potential bidders ï® Some combination of (subject to response type): — Call / meeting script — Letter to Blue Jay board — Press release ï® Refresh media / shareholder communication strategy ï® If decide to engage with Blue Jay, prepare reverse diligence request list, including: — Business, legal and operational due diligence — Blue Jay business plan for financial analysis — Synergy assessment ï® Ensure the company speaks with one voice    Potential Next Steps 8

Summary of Potential Alternatives    For Further Consideration CONFIDENTIAL – PRELIMINARY DRAFT                I Status Quo                II Selected Asset Sales / JVs                III Bilateral Negotiation with Blue Jay                IV Broader Sale Process                V Other Strategic Alternatives    ï® Continue to pursue current business plan ï® Reinforce to the market the value embedded in the current strategy    ï® Continue to selectively prune lower quality assets in order to further enhance the quality of the portfolio against the backdrop of continued headline turbulence in retail ï® Sell selected assets or interests in representative assets to demonstrate value/mark on the portfolio and release additional capital ï® Deploy capital through accretive investments or return to shareholders    ï® Respond to Blue Jay offer by engaging in bilateral negotiations    ï® Solicit interests from broader universe of buyers to maximize pricing tension    ï® Value-enhancing acquisitions of / mergers with other private or public entities ï® Swap of assets for Blue Jay stock ï® Spin-off of lower quality assets into separate vehicle    Potential Next Steps 9

Blue Jay Proposal: Points to Consider    CONFIDENTIAL – PRELIMINARY DRAFT    Cash Component    ï®A ï®B                ï®C    Planned source(s) for cash component of the current proposal ($7.4bn) Additional Blue Jay capacity to increase cash component of the offer through debt or equity financing at Blue Jay or Blackbird Blue Jay’s ability to access third party capital    Stock Component    ï®A Business strategy for Goldfinch assets and for the combined company ï®B Leverage strategy / target for the combined company ï®C Blue Jay’s strategy to reduce discount to NAV ï®D Plans to simplify the business model ï®E Consideration of REIT conversion / corporate structure given Goldfinch shareholder base                Potential Next Steps 10

INVESTMENT BANKING DIVISION

Possible Responses to Blue Jay

Range of Alternatives

CONFIDENTIAL – PRELIMINARY DRAFT

Goldfinch Responses	Rationale	Considerations	Potential Blue Jay Reactions
1 "No. We're not for sale"	■ Signals that the proposal is not a starting point for a negotiation ■ Appropriate even if Special Committee decides to pursue alternative strategy vs. status quo	■ Goldfinch will have to make response public ■ Will likely result in press / shareholder scrutiny, potentially requiring Goldfinch to provide additional visibility on standalone business plan	■ Walk away ■ Pursue alternative means of communication (e.g. approach other Goldfinch shareholders / agitate)
2 "Not at this price"	■ Signals to Blue Jay that Goldfinch may be open to a transaction at the "right" price / consideration mix	■ Blue Jay will perceive as an invitation to re-bid ■ Lack of additional information provided may draw out process (risk multiple rounds of proposals)	■ Walk away ■ Probe for more information / pursue alternate means of communication ■ Improve / revise terms to meet expectations ■ Escalation
3 Counteroffer	■ Signals seriousness in pursuing transaction	■ Places a cap on potential transaction price	■ Walk away ■ Improve / revise terms to meet expectations ■ Escalation
4 Sign a Confidentiality Agreement and Begin Bilateral Negotiations	■ Demonstrates willingness to transact ■ Provides opportunity for enhanced reverse due diligence at an early stage	■ May be more challenging to get Blue Jay to increase offer ■ If negotiations become public, creates strong expectations that a transaction will take place ■ In light of Blue Jay's 13D position, public disclosure may be required	■ Sign confidentiality agreement ■ Probe for more information / pursue alternative means of communication
5 Establish Broader Auction	■ May maximize shareholder value if there is real competition	■ Level of interest from alternative buyers ■ Difficult to reverse course ■ Blue Jay's existing stake	■ Walk away ■ Participate in process

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Goldman Sachs

Possible Responses to Blue Jay

Response Script

INVESTMENT BANKING DIVISION

CONFIDENTIAL – PRELIMINARY DRAFT

Goldfinch Responses	Sample Script
1 "No. We're not for sale"	"The Special Committee has examined your proposal with our advisors and is not interested. We are pursuing our independent strategy and your proposal does nothing to make us want to go in another direction."
2 "Not at this price"	"The Special Committee has examined your proposal and determined that your proposal is not acceptable. However, we would be willing to engage in further discussions at a higher offer price with a larger cash component."
3 Counteroffer	"The Special Committee has examined your proposal and determined that your proposal is not acceptable. However, if the offer was $XX.00 per share and included a larger cash component, we would be willing to sit down and talk. Otherwise, we are not interested."
4 Sign a Confidentiality Agreement and Begin Bilateral Negotiations	"We have examined the proposal with our advisors and determined that your proposal is not acceptable. Having said that, we would be willing to engage in further discussions if you agree to a confidentiality agreement and allow us to perform diligence on your company to better evaluate your offer"
5 Establish Broader Auction	"The Special Committee has examined your proposal and determined that your proposal is not acceptable. However, the Special Committee intends to explore other strategic alternatives, including a sale of the business. We plan to contact other potential buyers, and encourage you to consider a more competitive offer."

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